January 6, 2014
QMM: NYSE MKT
QTA: TSX VENTURE
NR-02-14

QUATERRA FILES NI 43-101-COMPLIANT TECHNICAL REPORT ON SEDAR FOR
UPDATED YERINGTON RESOURCE

VANCOUVER, B.C.—Quaterra Resources Inc. today announced it has filed on SEDAR a Canadian National Instrument 43-101-compliant technical report for an updated independent resource estimate at the Company’s Yerington copper project located in Lyon County, Nevada.

The report was prepared by Tetra Tech, Inc. of Golden, Colorado, and follows the announcement of the updated resource estimate for Yerington in a news release on November 20, 2013. The technical report contains an updated Canadian National Instrument 43-101-compliant independent resource estimate for mineralization in and around the historic Yerington pit which supersedes a previous report completed in the first quarter 2012. It also contains a description of the project history, geology, mineralization, sampling procedures and laboratory Quality Assurance/Quality Control procedures.

There are no material differences between the technical report and the November 20, 2013, news release.

The Qualified Person for the technical report’s updated Yerington resource estimate is Dr. Rex Bryan with Tetra Tech Inc. of Golden, Colorado. This press release has also been reviewed and approved by Steven Dischler, P.E., a non-independent Qualified Person within the meaning of NI 43-101.

The complete NI43-101-compliant technical report is available at www.sedar.com and on the company’s website.

About Quaterra Resources, Inc.

Quaterra Resources Inc. (NYSE-MKT: QMM; TSX-V: QTA) is a junior exploration and development company with a successful track record of making significant mineral discoveries in North America. The Company’s primary objective is the advancement of its flagship projects in the Yerington copper district, Nevada. The monetization of non-core assets is in progress to accelerate this effort.

On behalf of the Board of Directors,

“Steven Dischler”Mr. Steven Dischler, President & CEO
Quaterra Resources Inc.
775-463-9600

Disclosure note:

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company "believes", "expects", and similar language, or convey estimates and statements that describe the Company's future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Should you wish to receive news releases by fax please provide your contact details to Quaterra at 604-681-9059 (direct), 1-855-681-9059 (toll free) or email info@quaterra.com.